SmartFinancial, Inc.

5401 Kingston Pike, Suite 600

Knoxville, Tennessee 37910

November 25, 2025

Via EDGAR and e-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SmartFinancial, Inc. (the “Company”)
Registration Statement on Form S-4
Filed October 8, 2025 (amended on November 25, 2025)
File No. 333-290782

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement and declare the Registration Statement effective under the Securities Act at 5:00 p.m., Eastern Time, on Monday, December 1, 2025, or as soon thereafter as practicable. Please contact Will Hooper at (404) 881-4697 of Alston & Bird LLP with any questions you may have concerning this request and to confirm when this request for acceleration has been granted.

Sincerely,

SmartFinancial, Inc.

By:	/s/ William Y. Carroll, Jr
William (“Billy”) Y. Carroll, Jr
President and Chief Executive Officer